Exhibit 99.8

PRESS RELEASE

TotalEnergies withdraws from Myanmar

Paris, January 21st, 2022 – Following the coup of 1st February 2021 in Myanmar, TotalEnergies has firmly condemned on several occasions the abuses and human rights violations taking place there. Since then, our company's decisions have been guided by clear principles: to halt all our ongoing projects, but to continue to produce gas from the Yadana field, which is essential for supplying electricity to the local Burmese and Thai population, to protect our employees from the risk of criminal prosecution or forced labour, and, insofar as is materially and legally possible, to limit the financial flows received by the national oil company MOGE.

Despite the actions taken, TotalEnergies has not been able to meet the expectations of many stakeholders (shareholders, international and Burmese civil society organisations), who are calling to stop the revenues going to the Burmese state through the state-owned company MOGE from the Yadana field production. In fact, this is materially impossible for TotalEnergies, as most of the payments for the sale of the gas are made directly by the Thai company PTT, the buyer of the exported gas. TotalEnergies has also approached the French authorities to consider putting in place targeted sanctions that would confine all the financial flows of the various partners to escrow accounts without shutting down the gas production. TotalEnergies has not identified any means for doing so.

While our Company considers that its presence in a country allows it to promote its values, including outside its direct sphere of operations, the situation, in terms of human rights and more generally the rule of law, which have kept worsening in Myanmar since the coup of February 2021, has led us to reassess the situation and no longer allows TotalEnergies to make a sufficiently positive contribution in the country.

As a result, TotalEnergies has decided to initiate the contractual process of withdrawing from the Yadana field and from MGTC in Myanmar, both as operator and as shareholder, without any financial compensation for TotalEnergies. This withdrawal has been notified today to TotalEnergies' partners in Yadana and MGTC and will be effective at the latest at the expiry of the 6-month contractual period. The agreements also stipulate that, in the event of withdrawal, TotalEnergies' interests will be shared between the current partners, unless they object to such allocation, and that the role of operator will be taken over by one of the partners.

During this notice period, TotalEnergies will continue to act as a responsible operator in order to ensure the continuity of gas deliveries for the benefit of the population. TotalEnergies has indicated to its partners its willingness to ease the transition to the new operator and facilitate the transfer of staff who so wish.

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About TotalEnergies in Myanmar

TotalEnergies has been a partner (31.24%) and operator of the Yadana gas field (Blocks M5 and M6) in Myanmar since 1992, alongside its partners Unocal-Chevron (28.26%), PTTEP (25.5%), a subsidiary of the Thai national energy company PTT, and the Burmese state-owned company MOGE (15%).

The Yadana field produces around 6 billion cubic meters per year of gas of which about 70% is exported to Thailand where it is sold to the national company PTT and 30% to the national company MOGE for domestic use. This gas helps to provide about half of the electricity in the Burmese capital Yangoon and supplies the western part of Thailand. Gas is exported to Thailand through a pipeline operated by MGTC that carries gas from the Yadana field to the Burmese-Thai border, over 400 kilometers. The shareholders of MGTC are the same as the partners in the Yadana field and in the same proportions.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).